

Mail Stop 3720

December 15, 2009

Mr. John A. Kritzmacher
Chief Financial Officer
Global Crossing Limited
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

      RE: Global Crossing Limited
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             File No. 1-16201

Dear Mr. Kritzmacher:

We have reviewed your filing and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 71

Financial Condition and State of Liquidity, page 71

1. We note your disclosure at page 73 regarding the legal and contractual restrictions which affect your subsidiaries' ability to make intercompany funds transfers, as well as your discussion at page F-17 of the currency exchange environment in Venezuela. In light of these restrictions, expand your disclosure in future filings to comply with the requirements of Rule 4-08(e)(3)(ii) of Regulation S-X, if applicable. In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule, in accordance with Rule 12-04 of Regulation S-X.

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Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director